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NEWS RELEASE

SHAW ANNOUNCES ONTARIO SUPERIOR COURT OF JUSTICE APPROVES CANWEST TRANSACTION DOCUMENTS

Calgary, Alberta (June 23, 2010) – Shaw Communications Inc. (“Shaw”) announced today that the Ontario Superior Court of Justice (Commercial List) (the “Court”) approved the previously announced agreements with Shaw and members of the ad hoc committee of holders of Canwest Media Inc.’s 8.0% senior subordinated notes (the “Ad Hoc Committee”) regarding Shaw’s acquisition of Canwest Global Communications Corp. (“Canwest” or the “Company”) broadcasting assets. Previously, Shaw announced that they had entered into agreements regarding the acquisition of 100% of the over-the-air and specialty television businesses of Canwest, including all of the equity interests in CW Investments Co. (“CW Investments”), the Canwest subsidiary that owns a portfolio of specialty television channels (the “Transaction”). On May 3, 2010 Shaw closed the acquisition of the majority of Goldman Sachs equity interest in CW Investments and will acquire the remaining stake once all necessary regulatory approvals are received.

The Court also accepted for filing the consolidated plan of compromise, arrangement and reorganization (the “Plan”) relating to Canwest, Canwest Media Inc. and certain subsidiaries (collectively the “CMI Entities”) pursuant to the Companies’ Creditors Arrangement Act (“CCAA”) and the Canada Business Corporations Act. The Court has granted an order authorizing the holding of meetings of the affected creditors of the CMI Entities on July 19, 2010. If the Plan is approved by the required majority of affected creditors, then a further motion will be brought before the Court on July 28, 2010 seeking sanction of the Plan.

Today, Shaw also entered into an a consensual agreement with Canwest, the Ad Hoc Committee and an ad hoc committee of Canwest shareholders whereby through the reorganization of the Company’s capital structure, the existing Canwest shareholders will receive a total payment of $11 million. This is approximately the same amount as originally contemplated by the terms of the recapitalization transaction approved by the Court on February 19, 2010. This amendment will have no impact on the treatment of affected creditors under the recapitalization transaction.

“This is an important milestone in the lengthy and difficult CCAA process that Canwest has endured over the last several months. We are pleased that the Court has recognized Shaw’s participation in the restructuring process under the framework set out by the Board of Canwest, the Ad Hoc Committee and approved by the Court, and that we were able to finalize terms of the Transaction with all constituent parties involved in the restructuring process. We look forward to completing all necessary steps and closing the Transaction as soon as possible,” said Peter Bissonnette, President, Shaw Communications Inc.

The Transaction remains subject to regulatory approvals from the Canadian Radio-television and Telecommunications Commission (“CRTC”) and the Competition Bureau.

Shaw Communications Inc. is a diversified communications company whose core business is providing broadband cable television, High-Speed Internet, Digital Phone, telecommunications services (through Shaw Business Solutions) and satellite direct-to-home services (through Shaw Direct).  Shaw serves 3.4 million customers, including over 1.7 million Internet and 950,000 Digital Phone customers, through a reliable and extensive network, which comprises 625,000 kilometres of fibre.  Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol:  TSX – SJR.B, NYSE – SJR).

For further information, please contact:

Shaw Investor Relations
investor.relations@sjrb.ca